Exhibit 3.1

Certificate of Amendment

of Bylaws of

AXT, Inc.

The undersigned, being the Secretary of AXT, Inc. (the “Company”), hereby certifies that Section 2.2 of the Second Amended and Restated Bylaws of the Company was amended effective October 25, 2010 by the Company’s Board of Directors to change such paragraph to read in full as follows:

“2.2        Vacancies and Newly Created Directorships.  Unless otherwise provided in the certificate of incorporation or these bylaws, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification or other cause (other than removal from office by a vote of the stockholders) may be filled only by a majority vote of the directors then in office, though less than a quorum.  If the directors are divided into classes, a person so elected by the directors then in office to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.  No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.”

Dated: October 26, 2010

AXT, INC.

By:	/s/Raymond A. Low
Name: Raymond A. Low
Title: Chief Financial Officer and Corporate Secretary, AXT, Inc.